Pricing supplement No. 295
To prospectus dated October 10, 2006 and
prospectus supplement dated November 13, 2006

Registration Statement No. 333-137902
Dated January 24, 2008; Rule 424(b)(2)

Deutsche Bank

Deutsche Bank AG, London Branch
$250,000
5 Year Inflation-Linked Notes due January 29, 2013

General

- The notes are 100% principal-protected notes that pay interest monthly in arrears at a rate per annum of 1-Month USD LIBOR + 1.00% for the first year and, thereafter, at a rate per annum equal to the year-over-year change in the Consumer Price Index (the "**CPI**") *multiplied* by the Multiplier. The Multiplier is 1.20.
- The notes are designed for investors who seek to profit from the year-over-year change of the CPI, *multiplied* by the Multiplier, and full principal-protection at maturity.
- Senior unsecured obligations of Deutsche Bank AG due January 29, 2013.
- Denominations of $1,000.
- Minimum initial investments of $1,000.
- The notes priced on January 24, 2008 and are expected to settle on January 29, 2008 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Rating:	Moody's Investors Service Ltd. has assigned a rating of Aa1 to notes, such as the notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.[†]
Payment at Maturity:	At maturity you will receive a cash payment, for each $1,000 note principal amount, of $1,000 *plus* any accrued but unpaid interest.
Interest:	The notes will bear interest at the Applicable Interest Rate, payable monthly in arrears on the 29th day of each calendar month, with the exception of February, in which case payment will be on the 28th day (each, an "**Interest Payment Date**"), commencing on February 28, 2008, or if any such day is not a business day, on the first following day that is a business day. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Interest Periods:	The period commencing on (and including) the Settlement Date to (but excluding) the first Interest Payment Date, and each period commencing on (and including) an Interest Payment Date to (but excluding) the next following Interest Payment Date.
Applicable Interest Rate:	The Applicable Interest Rate for the first twelve Interest Periods will equal 1-Month USD LIBOR + 1.00%
	The Applicable Interest Rate for each subsequent Interest Period will be determined by the calculation agent on the second business day prior to the Interest Payment Date for the preceding Interest Period based on the following formula:
	Applicable Interest Rate = Multiplier x Inflation-Linked Interest Rate, per annum
	In no case will the Applicable Interest Rate for any monthly Interest Period be less than 0.00%.
1-Month USD LIBOR:	The USD LIBOR rate that appears on Reuters Page "LIBOR01" at 11:00 a.m. London time on the day that is two business days prior to the start of each Interest Period. If such rate does not appear on the above pages, the rate shall be as determined by the calculation agent (as described herein).
Multiplier:	1.20.
Inflation-Linked Interest Rate:	The year-over-year change of the CPI calculated as follows:

$$\frac{CPI_{-3} - CPI_{-15}}{CPI_{-15}}$$

where, for any Interest Period, CPI_{-3} is the CPI level for the third calendar month prior to the Interest Payment Date for such Interest Period; and

CPI_{-15} is the CPI level for the fifteenth calendar month prior to the Interest Payment Date for such Interest Period.

The above formula represents the year-over-year percentage change in CPI with a three month lag which accommodates the publishing cycle of the Bureau of Labor Statistics of the U.S. Department of Labor (the "**BLS**"). For example, for the Interest Period from and including January 29, 2009 to but excluding February 28, 2009, CPI_{-3} will be the CPI for November 2008 and CPI_{-15} will be the CPI for November 2007. The CPI for November 2008 will be published by the BLS and reported on Bloomberg CPURNSA <INDEX> in December 2008 and the CPI for November 2007 was published and reported in December 2007.

CPI:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg CPURNSA <INDEX> or any successor source.
Trade Date:	January 24, 2008
Maturity Date:	January 29, 2013
CUSIP:	2515A0 MH 3
ISIN:	US2515A0MH31

[†]A credit rating is not a recommendation to buy, sell or hold notes, and may be subject to revision at any time by the assigning rating agency. Any rating assigned to the notes does not enhance, affect or address the likely performance of the notes other than the ability of the Issuer to meet its obligations.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-7 in this pricing supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and this pricing supplement if you so request by calling toll-free 1-866-620-6443.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Note	$1,000.00	$0.00	$1,000.00
Total	$250,000.00	$0.00	$250,000.00

[1] For more detailed information about discounts and commissions, please see "Underwriting" beginning on page PS-17 of this pricing supplement.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$250,000.00	$9.83

Deutsche Bank Securities   **Deutsche Bank Trust Company Americas**

SUMMARY

- You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part. You should rely only on the information contained in this pricing supplement and in the documents listed below in making your decision to invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, **"we," "us"** or **"our"** refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 in this pricing supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

- In making your investment decision, you should rely only on the information contained or incorporated by reference in this pricing supplement relevant to your investment and the accompanying prospectus supplement and prospectus with respect to the notes offered by this pricing supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in this pricing supplement and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

- The notes described in this pricing supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority ("**FINRA**") and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. This pricing supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes under any circumstances in which such offer or solicitation is unlawful.

- We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where such offers and sales are permitted. Neither the delivery of this pricing supplement nor the accompanying prospectus supplement or prospectus nor any sale made hereunder implies that there has been no change in our affairs or that the information in this pricing supplement and accompanying prospectus supplement and prospectus is correct as of any date after the date hereof.

- You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this pricing supplement and the accompanying prospectus supplement and prospectus and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

What are 1-Month USD LIBOR, the Inflation-Linked Interest Rate and the CPI?

"**1-Month USD LIBOR**" for any business day is the offered rate (British Bankers' Association) for deposits in U.S. dollars for a period of one month, commencing on such business day, which appears on Reuters page LIBOR01 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m. London time on the day that is two business days prior to the start of each Interest Period. If the 1-Month USD LIBOR Rate cannot be determined on any business day as described above, then the 1-Month USD LIBOR Rate will be determined on the basis of the rates, at approximately 11:00 a.m. London time on that business day, at which deposits in U.S. dollars for a period of one month are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent, beginning on that business day, in a representative amount. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, the 1-Month USD LIBOR Rate for that business day will be the arithmetic mean of the quotations. If fewer than two quotations are provided as described above, the 1-Month USD LIBOR Rate for that business day will be the arithmetic mean of the rates for loans in U.S. dollars for a period of one month to leading European banks quoted, at approximately 11:00 a.m. in New York, New York, on that business day, by three major banks selected by the calculation agent, beginning on that business day, in a representative amount. If fewer than three banks selected by the calculation agent are quoting as described above, the 1-Month USD LIBOR Rate for that business day will be determined by the calculation agent in a commercially reasonable manner and in its sole and absolute discretion.

The "**Inflation-Linked Interest Rate**" is the year-over-year change of the CPI calculated as follows:

$$\frac{\text{CPI}_{-3} - \text{CPI}_{-15}}{\text{CPI}_{-15}}$$

where, for any Interest Period, CPI_{-3} is the CPI level for the third calendar month prior to the Interest Payment Date for such Interest Period; and

CPI_{-15} is the CPI level for the fifteenth calendar month prior to the Interest Payment Date for such Interest Period.

The above formula represents the year-over-year percentage change in CPI with a three month lag which accommodates the publishing cycle of the Bureau of Labor Statistics of the U.S. Department of Labor (the "**BLS**"). For example, for the Interest Period from and including January 29, 2009 to but excluding February 28, 2009, CPI_{-3} will be the CPI for November 2008 and CPI_{-15} will be the CPI for November 2007. The CPI for November 2008 will be published by the BLS and reported on Bloomberg CPURNSA <INDEX> in December 2008 and the CPI for November 2007 was published and reported in December 2007.

The "**CPI**" for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the BLS and reported on Bloomberg CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for CPI is the 1982-1984 average.

Hypothetical Analysis for an Interest Period

The Applicable Interest Rate on the notes during the first year will be 1-Month USD LIBOR + 1.00%. Thereafter, the Applicable Interest Rate for each Interest Period will be calculated by multiplying the year-over-year return of the CPI by the Multiplier which is 1.20.

Presented below are examples of hypothetical Applicable Interest Rates for the Interest Period beginning one year from the Issue Date. These examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that fluctuations in the CPI could have on the interest payments, assuming all other variables remain constant.

The hypothetical examples presented below are for the Interest Period paying in February 2009. The year-over-year Inflation-Linked Interest Rate will be calculated based on the index settings from November 2007 (CPI_{-15}) and November 2008 (CPI_{-3}). Accordingly, CPI_{-15} for this interest payment is 210.177.

Example 1: CPI for November 2008 is 223.00.
Inflation-Linked Interest Rate = (223.00 – 210.177)/210.177 = 6.10%
The Interest Rate per annum = 6.10% x 1.20 = **7.32%**

Example 2: CPI for November 2008 is 218.00.
Inflation-Linked Interest Rate = (218.00 – 210.177)/210.177 = 3.72%
The Interest Rate per annum = 3.72% x 1.20 = **4.46%**

Example 3: CPI for November 2008 is 210.00.
Inflation-Linked Interest Rate = (210.00 – 210.177)/210.177 = – 0.08%
Since the Applicable Interest Rate cannot be less than zero, the Applicable Interest is set at **0.00%**

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive 100% of the principal amount of your notes provided that you hold the notes to maturity, regardless of the year-over-year change in the CPI. Because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** — For the first twelve Interest Periods, the notes will pay interest at a rate equal to 1-Month USD LIBOR + 1.00% per annum. Thereafter, interest payable on the notes, if any, is affected by, and contingent upon, the year-over-year change in the CPI. Interest, if any, will be paid monthly in arrears on the 29th day of each month, with the exception of February, in which case payment will be on the 28th day, beginning February 2008. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.

- **INFLATION PROTECTION** — The return on the notes is linked to the performance of the CPI, which measures the change in average prices of consumer goods over time, *multiplied* by the Multiplier. The Multiplier is 1.20.

- **CERTAIN INCOME TAX CONSEQUENCES** — You should review carefully the section in this pricing supplement entitled "Certain U.S. Federal Income Tax Consequences," as well as the section in the accompanying prospectus supplement entitled "United States Federal Income Taxation." The notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments."

  Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

  For a discussion of certain German tax considerations relating to the notes, you may refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

  We do not provide any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing in securities linked directly to the CPI. These risks are explained in more detail in the "Risk Factors" section of this pricing supplement beginning on page PS-7.

- **AFTER THE FIRST YEAR, THE INTEREST RATE ON THE NOTES MAY VARY SIGNIFICANTLY FOR EACH INTEREST PERIOD AND MAY BE ZERO** — After the first year, the Applicable Interest Rate on the notes for any Interest Period will be based on a rate per annum equal to the year-over-year change in the CPI, whether positive or negative *multiplied* by the Multiplier, but is subject to a minimum interest rate of 0.00% per annum. If there is a year-over-year decrease or no change in the CPI, the Applicable Interest Rate would be the minimum interest rate of 0.00% per annum. Interest payable on the notes for any Interest Period after the first twelve Interest Periods is uncertain and could be zero.

- **THE NOTES HAVE CERTAIN BUILT-IN COSTS** — While the payment upon early redemption or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agents' commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or our affiliates will be willing to purchase notes from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price and any such sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. **Accordingly, you should be willing and able to hold your notes to maturity.**

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

Historical Information

The following table sets forth the value of the CPI from January 1997 to November 2007, as reported by the Bureau of Labor Statistics and reported on Bloomberg page CPURNSA. This historical data is presented for informational purposes only. Past movements of the CPI are not necessarily indicative of future values.

	January	February	March	April	May	June	July	August	September	October	November	December
1997	159.1	159.6	160.0	160.2	160.1	160.3	160.5	160.8	161.2	161.6	161.5	161.3
1998	161.6	161.9	162.2	162.5	162.8	163.0	163.2	163.4	163.6	164.0	164.0	163.9
1999	164.3	164.5	165.0	166.2	166.2	166.2	166.7	167.1	167.9	168.2	168.3	168.3
2000	168.8	169.8	171.2	171.3	171.5	172.4	172.8	172.8	173.7	174.0	174.1	174.0
2001	175.1	175.8	176.2	176.9	177.7	178.0	177.5	177.5	178.3	177.7	177.4	176.7
2002	177.1	177.8	178.8	179.8	179.8	179.9	180.1	180.7	181.0	181.3	181.3	180.9
2003	181.7	183.1	184.2	183.8	183.5	183.7	183.9	184.6	185.2	185.0	184.5	184.3
2004	185.2	186.2	187.4	188.0	189.1	189.7	189.4	189.5	189.9	190.9	191.0	190.3
2005	190.7	191.8	193.3	194.6	194.4	194.5	195.4	196.4	198.8	199.2	197.6	196.8
2006	198.3	198.7	199.8	201.5	202.5	202.9	203.5	203.9	202.9	201.8	201.5	201.8
2007	202.416	203.499	205.352	206.686	207.949	208.352	208.299	207.917	208.49	208.936	210.177	210.036

RISK FACTORS

Your investment in the notes will involve certain risks. After the first twelve Interest Periods the notes may not pay interest at all. Investing in the notes is not equivalent to investing in a security linked directly to the CPI. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus supplement and the prospectus before you decide that an investment in the notes is suitable for you.**

The rate of interest payable on the notes is uncertain; the year-over-year changes in the level of the CPI will affect whether or not, and the extent to which, you will receive any interest on the notes for any subsequent Interest Period.

After the first twelve Interest Periods, the Applicable Interest Rate on the notes for any Interest Period is linked to the year-over-year changes in the level of the CPI determined each month, whether positive or negative, *multiplied* by the Multiplier, but is subject to a minimum interest rate of 0.00% per annum. Therefore, in the event of a year-over-year decrease in the CPI (or no change in the CPI), such as in periods of deflation, an investor in the notes will not receive an interest payment with respect to that Interest Period. Accordingly, after the first twelve Interest Periods, the actual interest payable on your notes for any Interest Period may be as low as 0.00% per annum. **Interest payable on the notes for any Interest Period after the first twelve Interest Periods is uncertain and could be zero.**

The return on the notes may be less than that of other debt securities of comparable maturity or less than interest rates available in the market.

The rate of interest paid by us on the notes for each Interest Period will be equal to year-over-year changes in the level of the CPI *multiplied* by the Multiplier, which may be less than returns otherwise payable on debt securities issued by us with similar maturities.

After the first twelve Interest Periods, your interest rate is based on the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future.

There can be no assurance that the BLS will not change the method by which it calculates the CPI in a way that could reduce the level of the CPI and lower the interest paid with respect to the notes. Accordingly, the amount of interest payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is discontinued or substantially altered, a successor index may be employed to calculate the interest payable on the notes, as described herein, and that substitution may adversely affect the value of the notes.

The historical levels of the CPI are not an indication of the future levels of the CPI.

The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

After the first twelve Interest Payments, your interest rate will be affected by changes in the CPI. These changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the level of the CPI on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the level of the CPI. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the CPI;
- the time to maturity of the notes;
- interest and yield rates in the market, and the volatility of those rates;
- economic, financial, political, regulatory or judicial events that affect consumer prices generally; and
- our creditworthiness.

Factors that may affect the CPI include:

- general economic, financial, political or regulatory conditions;
- fluctuations in the prices of various consumer goods and energy resources; and
- inflation and expectations concerning inflation.

No one can predict with certainty the future performance of the CPI based on its historical performance. The CPI may decrease such that you may receive a minimal return on your investment.

Secondary trading may be limited.

The notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily or at a price advantageous to you.

Deutsche Bank AG and its affiliates may act as market makers for the notes but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the notes. If at any time Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

The notes are not designed to be short-term trading instruments.

The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Inflation-Linked Interest Rate has appreciated since the Settlement Date. The potential returns described in this pricing supplement assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

The notes are intended to be held to maturity. Your principal is protected only if you hold your notes to maturity.

You will receive at least the minimum payment of 100% of the principal amount of your notes if you hold your notes to maturity. If you sell your notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your notes sold. You should be willing and able to hold your notes to maturity.

The inclusion in the original issue price of each agent's commission and the cost of hedging our obligations under the notes directly or through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the full principal amount of your notes as described in this pricing supplement, the original issue price of the notes includes each agent's commission and the cost of hedging our obligations under the notes directly or through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such price may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates, as a result of such compensation or other transaction costs.

We or our affiliates may have economic interests adverse to those of the holders of the notes.

We and our affiliates trade financial instruments related to the CPI on a regular basis, for our accounts and for other accounts under our management. We and our affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments with returns linked to the CPI. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could affect the value of the notes.

We or one or more of our affiliates may produce and/or publish research reports, or otherwise express views that are inconsistent with investing in or holding the notes and which could adversely affect the value of the notes. We do not make any representation or warranty to any purchaser of a note with respect to any matters whatsoever relating to such activities or future rate movements.

We and our affiliates expect to engage in hedging and trading activities related to the CPI. We may have hedged our obligations under the notes directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may adversely affect the market value of the notes. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the notes declines.

Our trading activities related to the CPI may be entered into on behalf of Deutsche Bank AG, its affiliates or customers other than for the account of the holders of the notes or on their behalf. Accordingly, these trading activities may present conflicts of interest between Deutsche Bank AG and you.

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Applicable Interest Rate for each Interest Period, the Interest Payment Dates and whether a day is a business day. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where Deutsche Bank AG, London Branch, as the calculation agent, is entitled to exercise discretion.

Holdings of the notes by our affiliates and future sales may affect the price of the notes.

Certain of our affiliates may purchase some of the notes for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering. Circumstances may occur in which our interests or those of our affiliates may be in conflict with your interests. In addition, if a substantial portion of the notes held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the notes may fall. The negative effect of such sales on the prices of the notes could be more pronounced if secondary trading in the notes is limited or illiquid.

Your investment in the notes is not insured by the FDIC.

The notes are not insured by the Federal Deposit Insurance Corporation.

DESCRIPTION OF THE NOTES

> *The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. Capitalized terms used but not defined in this pricing supplement have the meanings assigned to them in the accompanying prospectus supplement and prospectus. The term "**note**" refers to each $1,000 principal amount of our 5 Year Inflation-Linked Notes due January 29, 2013.*

General

The notes are senior unsecured obligations of Deutsche Bank AG that pay monthly interest payments in arrears at a rate per annum of 1-Month USD LIBOR + 1.00% for the first year and, thereafter, at a rate per annum equal to the year-over-year change in the CPI *multiplied* by the Multiplier. The Multiplier is 1.20. The notes are part of a series of notes referred to in the accompanying prospectus supplement and prospectus. The notes will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, and registrar.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency.

The notes are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof. The principal amount and issue price of each note is $1,000. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company ("**DTC**") or its nominee, as described under "Description of Notes — Form, Legal Ownership and Denomination of Notes" in the accompanying prospectus supplement and "Forms of Securities — Global Securities" in the accompanying prospectus.

Payments on the Notes

The "**Maturity Date**" will be January 29, 2013, unless that day is not a business day, in which case the Maturity Date will be the first following business day. On the Maturity Date you will receive a cash payment, for each $1,000 note principal amount, of $1,000 *plus* any accrued but unpaid interest.

A "**business day**" is any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

The notes will bear interest at the Applicable Interest Rate (as defined below), payable monthly in arrears on the 29th day of each calendar month, with the exception of February, in which case payment will be on the 28th day (each, an "**Interest Payment Date**"), commencing on February 28, 2008, or if any such day is not a business day, on the first following day that is a business day. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The initial Interest Period will begin on, and include, January 29, 2008 (the "**Settlement Date**") and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on the Maturity Date or any earlier redemption date.

The "**Applicable Interest Rate**" for the first twelve Interest Periods will equal 1-Month USD LIBOR + 1.00% per annum. The "**Applicable Interest Rate**" for each subsequent Interest Period will be determined by the calculation agent on the second business day prior to the Interest Payment Date for the preceding Interest Period based on the following formula, subject to a minimum interest rate of 0.00%:

Applicable Interest Rate = Multiplier x Inflation-Linked Interest Rate, per annum

"**1-Month USD LIBOR**" for any business day is the offered rate (British Bankers' Association) for deposits in U.S. dollars for a period of one month, commencing on such business day, which appears on Reuters page LIBOR01 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m. London time on the day that is two business days prior to the start of each Interest Period. If the 1-Month USD LIBOR Rate cannot be determined on any business day as described above, then the 1-Month USD LIBOR Rate will be determined on the basis of the rates, at approximately 11:00 a.m. London time on that business day, at which deposits in U.S. dollars for a period of one month are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent, beginning on that business day, in a representative amount. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, the 1-Month USD LIBOR Rate for that business day will be the arithmetic mean of the quotations. If fewer than two quotations are provided as described above, the 1-Month USD LIBOR Rate for that business day will be the arithmetic mean of the rates for loans in U.S. dollars for a period of one month to leading European banks quoted, at approximately 11:00 a.m. in New York, New York, on that business day, by three major banks selected by the calculation agent, beginning on that business day, in a representative amount. If fewer than three banks selected by the calculation agent are quoting as described above, the 1-Month USD LIBOR Rate for that business day will be determined by the calculation agent in a commercially reasonable manner and in its sole and absolute discretion.

The "**Inflation-Linked Interest Rate**" is the year-over-year change of the CPI calculated as follows:

$$\frac{CPI_{-3} - CPI_{-15}}{CPI_{-15}}$$ where, for any Interest Period, CPI_{-3} is the CPI level for the third calendar month prior to the Interest Payment Date for such Interest Period; and

CPI_{-15} is the CPI level for the fifteenth calendar month prior to the Interest Payment Date for such Interest Period.

The above formula represents the year-over-year percentage change in CPI with a three month lag which accommodates the publishing cycle of the Bureau of Labor Statistics of the U.S. Department of Labor (the "**BLS**"). For example, for the Interest Period from and including January 29, 2009 to but excluding February 28, 2009, CPI_{-3} Index will be the CPI for

November 2008 and CPI_{-15} will be the CPI for November 2007. The CPI for November 2008 will be published by the BLS and reported on Bloomberg CPURNSA <INDEX> in December 2008 and the CPI for November 2007 was published and reported in December 2007.

The Consumer Price Index (the "**CPI**") for purposes of the notes, is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers published monthly by the BLS and reported on Bloomberg page CPURNSA or any successor service or successor page.

The "**Multiplier**" is 1.20.

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market transactions or by private agreement.

Calculation Agent

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Applicable Interest Rate for each Interest Period, the Interest Payment Dates and whether a day is a business day. In addition, the calculation agent will determine whether, if the CPI is not published on Bloomberg CPURNSA, a successor source is available, whether the CPI has been discontinued or substantially altered, and if the CPI has been discontinued or substantially altered, the successor index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid on each Interest Payment Date and at maturity on or prior to 11:00 a.m. on the business day preceding each Interest Payment Date and the Maturity Date.

All calculations with respect to the Inflation-Linked Interest Rate will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per $1,000 note principal amount at maturity will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading "Description of Debt Securities – Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment Upon an Event of Default

If an event of default occurs, and the maturity of your notes is accelerated, we will pay a default amount for each $1,000 note principal amount equal to $1,000 *plus* any accrued but unpaid interest to (but excluding) the date of acceleration.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge and Defeasance" are not applicable to the notes.

Listing

The notes will not be listed on any securities exchange.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the office of Deutsche Bank Trust Company Americas ("**DBTCA**") in the City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the notes. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

You should review carefully the section in the accompanying prospectus supplement entitled "United States Federal Income Taxation." The notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments," with the tax consequences described under "—Contingent Notes," on page S-50 of the accompanying prospectus supplement. Regardless of your method of accounting, you generally will be required to accrue interest on a constant yield to maturity basis at the "comparable yield," as determined by us (with certain adjustments to reflect the difference, if any, between the actual and projected amount of the contingent payments on the notes). Any gain recognized upon a sale, exchange or retirement of the notes will be treated as ordinary interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank AG, New York Branch, 60 Wall Street, 31st Floor, Mail Stop NYC60-3106, New York, New York 10005, Attention: Brian Polchinski, 212-250-1039. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.**

If you are a non-United States holder, as defined in the accompanying prospectus supplement, you generally will not be subject to U.S. federal income tax (including withholding tax), provided you fulfill certain certification requirements. See "—Tax Consequences to Non-United States Holders" on page S-54 of the accompanying prospectus supplement.

USE OF PROCEEDS; HEDGING

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes, as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original issue price of the notes includes each agent's commissions (as shown on the cover page of this pricing supplement) paid with respect to the notes which commissions, as to agents affiliated with us, include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

In connection with the sale of the notes, we, either directly or through our affiliates or others, may enter into hedging transactions involving the execution of interest rate swap and option transactions or other transactions linked to changes in interest rates both before and after the Settlement Date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have previously entered into. In this regard, we or our affiliates may:

- execute or terminate interest rate swap and option transactions;

- take or dispose of positions in listed or over-the-counter options or other instruments based on interest rates; or

- do a combination of the above.

We or our affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those securities.

Although we have no reason to believe that any of these activities will have a material impact the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

UNDERWRITING

Under the terms and subject to the conditions contained in the Distribution Agreements to be entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. ("**DBSI**") and DBTCA as agents and certain other agents that may be party to either Distribution Agreement from time to time (each, an "**Agent**" and, collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in the offering of the notes has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of this pricing supplement.

DBSI has advised us that it proposes to offer the notes for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. DBSI may effect such transactions by selling the notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from DBSI and/or the purchasers of the notes for whom they may act as agent. DBSI and other Agents may pay referral fees to other broker dealers of up to 0.50% or $5.00 per $1,000 note principal amount. Deutsche Bank AG may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 note principal amount. In connection with the sale of the notes, DBSI may receive commissions from the purchasers of the notes for whom they may act as agent. DBSI and any dealers that participate with DBSI in the distribution of the notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the notes by them may be deemed to be underwriting discounts or commissions.

We own, directly or indirectly, all of the outstanding equity securities of DBSI and DBTCA. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules applicable to a FINRA member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, DBSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. DBSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate principal amount of notes offered pursuant to this pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement, the accompanying prospectus supplement or prospectus other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this pricing supplement, the accompanying prospectus supplement or prospectus or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.